UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Invesco Pennsylvania Value Municipal Income Trust
(Name of Issuer)

Variable Rate Muni Term Preferred Shares
(Title of Class of Securities)

46132K 604
(CUSIP Number)

June 1, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46132K 604

1	NAMES OF REPORTING PERSONS
	RBC Capital Markets, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		75

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		75

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	75

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.45%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD

Item 1(a) Name of issuer:

Invesco Pennsylvania Value Municipal Income Trust

Item 1(b) Address of issuer's principal executive offices:

1555 Peachtree Street, N.E.
 Atlanta, Georgia  30309

2(a) Name of person filing:

RBC Capital Markets, LLC ("RBCCM")

2(b) Address or principal business office or, if none, residence:

Brookfield Place
200 Vesey Street
New York, New York 10281

2(c) Citizenship or Place of Organization:

Minnesota

2(d) Title of class of securities:

Variable Rate Muni Term Preferred Shares ("VMTP")

2(e) CUSIP No.:

46132K 604

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) ☒ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐  An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)  ☐  An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐  A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐  A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐  Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  75*

(b) Percent of class:  5.45%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:   0

(ii) Shared power to vote or to direct the vote:  75**

(iii) Sole power to dispose or to direct the disposition of:  75

(iv) Shared power to dispose or to direct the disposition of:  0

*  In addition to the 75 shares of VMTP acquired by RBCCM on June 1, 2017, RBC Municipal Products, LLC ("RBCMP"), an affiliate of RBCCM, is the beneficial owner of 1,301 shares of VMTP which are separately reported by RBCMP in a Schedule 13D filing.

**  On May 15, 2012 RBC Municipal Products, Inc. as succeeded by conversion by RBC Municipal Products, LLC ("RBCMP") assigned certain preferred class voting rights on the VMTP to a voting trust (the "Voting Trust") created pursuant to the Voting Trust Agreement, dated May 15, 2012 among RBCMP, Lord Securities Corporation, as trustee (the "Voting Trustee") and Institutional Shareholder Services Inc. (the "Voting Consultant"), as amended.  The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting.  The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent.  The 75 shares of VMTP acquired by RBCCM on June 1, 2017, together with the 1,301 shares of VMTP previously acquired by RBCMP, are subject to the foregoing voting arrangement.  Voting and consent rights on the VMTP not assigned to the Voting Trust have been retained by RBCCM.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2017

RBC CAPITAL MARKETS, LLC

By: /s/ John Penn*
Name: John Penn
Title: Authorized Signatory

*This Schedule 13G/A was executed by John Penn pursuant to the power of attorney filed with the Securities and Exchange Commission on November 12, 2010 in connection with a Schedule 13G/A for RMR Real Estate Income Fund, which power of attorney is incorporated herein by reference.